RATE0001

BANKRATE, INC.

477 Madison Avenue, Suite 430

New York, New York 10022

November 2, 2015

VIA FEDEX

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3561

Attention:Jennifer Thompson

Lisa Sellars

RE:Bankrate, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2014

Filed June 18, 2015

File No. 001-35206

Dear Ms. Thompson:

Please find below the responses of Bankrate, Inc. (the “Company” or “Bankrate”) to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in your letter of September 30, 2015 (the “Comment Letter”) regarding the Company’s Form 10-K for the Fiscal Year Ended December 31, 2014 (the “Form 10-K”). Each response below corresponds to the italicized comment that immediately precedes it, each of which has been reproduced from your letter in the order presented.

Form 10-K for the year ended December 31, 2014

Risk Factors, page 17

1.

We note your first risk, which discusses the federal securities law allegations you are defending as a result of the Restatement and the ongoing federal investigations, and your discussion under “Legal Proceedings – Securities Litigation,” which discusses the class action lawsuit and your inability to estimate the amount of loss, if any, that would result from an adverse resolution to this lawsuit.  Tell us what consideration you have given to providing shareholders with separate risk factor disclosure that clearly and prominently addresses the risk of harm to you as a result of monetary damages or rescission rights if the plaintiffs are successful.

We respectfully advise the staff that in response to the Staff’s comment, we will include the following additional risk factor in our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015:

The Company faces a risk of substantial damages in class action litigation for alleged violations of the anti-fraud provisions of the Securities Exchange Act of 1934 and for alleged false registration statements and prospectuses under the Securities Act of 1933.

In September and October 2014, the Company and certain of its current and former officers and directors were named as defendants in putative class action lawsuits alleging violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and SEC Rule 10b-5, and Sections 11 and 12 of the Securities Act of 1933. One such lawsuit remains pending captioned The City of Los Angeles v. Bankrate, Inc., et al. The action alleges, among other things, that the Company’s 2011, 2012, and 2013 financial statements improperly recognized revenues and expenses and therefore were materially false and misleading. In February 2015, the complaint was amended to add allegations relating to the Company’s March 2014

RATE0002

secondary offering of Company common stock. See Note 9 of the Notes to the Condensed Consolidated Financial Statements in Part I, Item 1 of this Quarterly Report on Form 10-Q for additional discussion of this litigation. If the Company is found liable for violations of the securities laws as alleged in the putative class action, it could be required to pay substantial amounts for damages for losses to purchasers of Company securities during the class period and for damages to persons who purchased the 16.1 million shares of Company stock sold in the March 2014 secondary offering at $18.25 per share. While the plaintiff in the class action has not specified the amount of damages and the Company cannot presently estimate such amount, a class-wide damages award could have a materially adverse impact on our business, financial condition, results of operations and cash flows. In addition, this lawsuit could require significant management time and attention and result in significant legal expenses.

Selected Financial Data, page 36

2.	Please tell us why you have not included long-term obligations in this table. Refer to Instruction 2 to Item 301 of Regulation S-K.

We respectfully advise the Staff that our long-term obligations will be included within Selected Financial Data, as identified by Instruction 2 to Item 301 of Regulation S-K, prospectively beginning with our December 31, 2015 Annual Report on Form 10-K.

3.

We note your presentation of the non-GAAP measure Adjusted EBITDA.  We further note your description of Adjusted EBITDA in footnote (6) on page 38 and throughout your Form 10-K indicates that Adjusted EBITDA includes adjustment for various “non-recurring items.”  It does not appear appropriate to us to describe all of these items as non-recurring since it appears that many of them have recurred across multiple years. Please explain or revise this description throughout your Form 10-K.  Refer to question 102.03 of our Compliance and Disclosure Interpretations on Non-GAAP Financial Measures, available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

We respectfully advise the Staff that we will revise this description of costs that we consider non-operational in nature and are excluded from our calculation of Adjusted EBITDA. Prospectively, beginning with our September 30, 2015 Quarterly Report on Form 10-Q, we will describe and present these items as follows:

•

In reconciliations of Adjusted EBITDA to Net income (loss), we will present this line description as “Other items”, which we expect to continue to include legal settlements, the 2013 CEO transition costs and restructuring charges.

•	In our definition of Adjusted EBITDA, we will change our description as;

“Adjusted EBITDA”, which we define as income from continuing operations before depreciation and amortization, interest, income taxes, changes in fair value of contingent acquisition consideration, stock-based compensation, and other items such as loss on extinguishment of debt, legal settlements, acquisition, offering and related expenses, restructuring charges, CEO transition costs and costs related to unusual governmental actions, the financial review process that was used to prepare the restatement (the “Internal Review”), the restatement of our financial statements and related litigation.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 47

4.

Please revise your discussion of results of operations to provide more insight to your investors on the underlying causes of increases or decreases in the components of net income.  When you identify intermediate causes of changes in revenues, such as an increase in volume or price, please provide your readers with insight into the underlying drivers of those changes.

RATE0003

We respectfully advise the Staff that at the time when we moved to segment reporting in the quarter ended September 30, 2014, we changed our Management’s Discussion and Analysis of Financial Condition and Results of Operations to reflect a more detailed discussion on the underlying changes to revenues within the segment discussion on results, where previously it had been provided on a consolidated basis. On a consolidated basis we now describe the impact of changes in revenue from each segment on overall revenue, and then in the discussion of our segment results of operations we provide to the reader the extent in which changes are attributable to price or volume increases as per Rule 303(A)(iii) and underlying identifiable causes to the changes in volume and/or price. In the discussion on segment results of operations, we include a discussion on the changes in expenses and related causes impacting the segment profitability measurement.  On a consolidated basis, the reader is provided a description of significant changes in expenses impacting the consolidated statements of comprehensive income.  We believe that providing this further information within the segment discussion on results is the appropriate location, as opposed to the consolidated overall discussion, as it allows the reader to focus on the impacts to the segment results.

Financial Statements

Note 1 – Organization and Basis of Presentation

Reclassification, page 68

5.

We note your disclosure that in the fourth quarter of 2014, the company changed the presentation of its consolidated statements of comprehensive income such that costs related to traffic acquisition and credit card fees have been reclassified to cost of revenue. We have the following comments:

•

Please explain to us in more detail the types of the costs that you are reclassifying to cost of revenue and tell us how these costs differ from the costs previously classified as cost of revenue.  Also explain to us why you previously believed these costs were appropriately classified as sales and marketing expense or as general and administrative expense.

•

Based on the prior year financial statements disclosed in Note 2, it appears that these reclassifications have a much larger impact on your consolidated statements of comprehensive income than the revisions you have labeled as restatement adjustments.  Please explain to us in detail how you determined it was appropriate to characterize these revisions as reclassifications.  As part of your response, provide us with your analysis of whether this change is a change in accounting principle or a correction of an error.  Also explain to us why these reclassifications impact interest expense in 2012 and 2011.

We respectfully advise the Staff that the costs reclassified to cost of revenue included traffic acquisition costs, previously included in marketing expenses, and credit card processing fees that were previously included in general and administrative expenses. Traffic acquisition costs include costs for consumer marketing, e-mail advertising and search engine marketing (by bidding for placement of hyperlinks next to algorithmic search results for relevant keywords, that link back to our sites), which are each direct variable costs of revenue driven directly by the amount of revenue, or traffic acquisition, generated by each individually. We market to local agents and consumers for our products utilizing these direct marketing techniques, which in turn drive traffic to our owned and operated websites. Previously, the primary expenses in cost of revenue were comprised of payments to affiliates, where we acquire leads through hyperlinks placed on behalf of our advertisers. Marketing expenses previously included traditional marketing expenses, which were not directly tied to traffic acquisition, as well as expenses for our efforts in search engine marketing and email advertising, including the staff to build out those functions, and the spending related to traffic acquisition.  As the Company has shifted its traffic acquisition efforts towards search engine marketing and consumer marketing we identified significant growth in marketing expenses that were directly related to traffic acquisition,  while at the same time the company was shifting its revenue generation mix away from affiliate partners, resulting in a significant reduction in cost of revenue due to

RATE0004

lower affiliate payments. We determined that with the significant growth in marketing spend that was traffic related it was appropriately classified within cost of revenue, consistent with the treatment of generating traffic via affiliates. Credit card processing fees are incurred for processing customer credit cards for payment of services purchased, and had been previously included in general and administrative expense. These fees are a significant expense directly corresponding to revenue and it was determined that credit card fees are now much more appropriately presented as a cost of revenue than as a component of general and administrative expenses.

We believe the changes made to the consolidated statements of comprehensive income represent a reclassification of operating expenses recorded appropriately under US GAAP, which in the view of new management are better reflected as a cost of delivery of our services, rather than sales and marketing or general expenses. We do not report gross profit on the consolidated statements of comprehensive income. The reclassifications had no impact to revenues, income from operations, or net income. The reclassifications were driven by the shifts in the business regarding the focus and method in obtaining traffic acquisition through search engine marketing and consumer marketing, the rationale that reclassifying these related expenses to cost of revenues provides a clearer presentation to the reader of the financial statements because the direct variable costs of traffic acquisition (whether from affiliates or from search engine marketing) are together in cost of revenues, and after reviewing competitors’ financial statements, this presentation is more in-line with industry practice. In summary, our previous historical expense categorization was not erroneous; it is the changing business conditions that make our revised presentation more meaningful to investors.

We respectfully advise the Staff that the changes impacting interest and other expenses, net in the reclassification column should have been included in the restatement adjustments column as these changes were primarily adjustments of items identified during the restatement process that had previously been identified but not recorded because at the time they had been deemed in aggregate not to be material to the financial statements.

Note 3 – Summary of Significant Accounting Policies

Goodwill, page 79

6.

We note your disclosure at the top of page 80 that the evaluation of the impairment of goodwill in 2014 was performed at the segment level.  Please confirm our assumption, if true, that you evaluated goodwill for impairment at the operating segment level, not at the reportable segment level.  If our understanding is correct, please revise future filings to clarify this matter.

We respectfully advise the Staff that their understanding is correct and that the evaluation of the impairment of goodwill is performed at the operating segment level. At December 31, 2014 our reporting units were the same as our operating segments. This wording will be revised in future filings to clarify this point.

Note 7 – Segment Information, Geographic Data and Concentrations, page 88

7.

We note that during our review of your Form 10-K for the year ended December 31, 2013, you agreed to separately disclose revenue from display advertising, revenue from clicks or calls and revenue from lead generation in order to comply with ASC 280-10-50-40.  We continue to believe that you provide multiple types of services that have distinct risks and obligations which would warrant separate disclosure.  Please tell us why you have not disclosed revenue for each type of service provided to your customers, as previously agreed upon.

We respectfully advise the Staff that we acknowledge our previous agreement to disclose revenue from display advertising, revenue from clicks or calls and revenue from lead generation in compliance with ASC 280-10-50-40. Subsequent to your review of our Form 10-K for the year ended December 31, 2013, we

RATE0005

commenced segment reporting, which we believe provides the reader with a better understanding and comparison of the nature of the revenue generated through each business’s revenues and their unique risks. Segment reporting is the manner in which management views and measures the businesses, and it is management’s intent to align the readers’ understanding and view of the business with management’s.

At the point where the Company was reporting as a single, consolidated segment, we believe that the revenue breakout disclosure provided some additional useful information, primarily in that it provided the reader with some ability to determine how much revenue was coming from each business vertical (at that time leads were primarily driving insurance revenue, clicks and display advertising were primarily driving banking revenue, and cost per acquisition was primarily driving credit cards).  As our business has evolved the type of revenue is now less distinct for each segment, and we operate each segment to maximize revenue in that segment, and are largely agnostic to the means of monetization (leads, clicks, calls or cost per approved application).

In the Banking segment, revenue is primarily generated via click-throughs of hyperlinks in our tables of rates for deposits, mortgages or other loan product listings, phone calls to advertisers,  and display advertising. Each phone call or click-through represents a completed transaction and is monetized with a designated transaction fee. In the Credit Cards segment, click-throughs or phone calls that result in either approved applications or completed applications are considered completed transactions that are monetized. In the Insurance segment, click-throughs and calls have grown as sources of revenue, and leads, click-throughs and calls all represent sizable sources of revenue when a consumer’s completed inquiry form is presented to insurance agents or carrier partners. The Senior Care operating segment has grown and it monetizes primarily via confirmed move-ins.

What we believe to be important is the readers’ understanding of how we are driving revenue and monetization in each segment.  With this segment data available, we respectively advise the Staff that we do not believe that aggregation of revenue by means of monetization across our segments is a useful way for readers to look at our business.

8.

We note that you aggregate certain of your operating segments into reportable segments. Please tell us your operating segments and the reportable segment into which each is aggregated.  Also tell us why the company is organized in the manner (i.e. operating segments) that it is.  We may have further comments after reviewing your response.

We respectfully advise the Staff that we currently have five reporting units within three reportable segments. Our operating segments are organized by the nature of each of its services, the specific vertical categories of products each is focused on,  and their content and consumer offerings. The Company is organized in the following operating segments and reportable segments:

•

The Banking operating segment provides consumers with information on competitive rates on mortgages, home lending and refinancing options, savings, deposits, money market accounts and other financial products, and original articles on related topics in the banking and financial markets, including the housing market, home and auto loans, savings and Social Security. This operating segment is within the Banking reportable segment.

•

The Credit Cards operating segment provides consumers with a comprehensive selection of consumer and business credit and prepaid cards, detailed information and comparison capabilities on product offers, and news and advice on personal finance, credit cards and bank policies, as well as tools and calculators to estimate credit scores and card benefits. This operating segment is within the Credit Cards reportable segment.

•

The Insurance operating segment provides consumers with competitive quotes for auto, business, home, life, health and long-term care insurance from local agents and insurance carriers. We also produce articles on related insurance subjects. This operating segment is within the Insurance reportable segment.

RATE0006

•

The Senior Care operating segment provides consumers who are looking for senior care options with a comprehensive senior care facility directory, telephone support and advice from trained advisors and other helpful caregiving content. The Senior Care operating segment is aggregated within Other.

•

The Quizzle operating segment (acquired in 2015) provides consumers with free credit reports and credit scores as well as information on the impact of an individual’s credit score on various borrowings and apartment leasing. The Quizzle operating segment is aggregated within Other.

The Company performed a significance test, which is updated and reviewed by management periodically, and it was determined that both the Senior Care and Quizzle operating segments are insignificant and therefore were aggregated into Other segment for reporting purposes.  Currently, Senior Care and Quizzle account for approximately 4% and 1% of the Company’s consolidated revenue, respectively, and each for approximately 1% of the Company’s Adjusted EBITDA segment profitability measurement.

9.

We note your statement that “when allocating resources to business units needed in accomplishing its strategic goals, the assets of the business units are not a primary consideration of the chief operating decision maker.”  Please tell us the definition of “business units” and explain whether and how business units differ from operating segments as defined in ASC 280-10-50.  Also tell us in more detail the level at which your chief operating decision maker (CODM) allocates resources to assist the company in accomplishing its strategic goals, and better explain to us why this does not result in your CODM using any measure of assets for purposes of making decisions about allocating resources to each operating segment and assessing its performance.

We respectfully advise the Staff that our definition of a “business unit” as described in our December 31, 2014 Form 10-K, is the same as operating segments as defined in ASC 280-10-50 and is a component of the Company that (i) engages in business activities from which it may earn revenues and incur expenses, (ii) its operating results are regularly reviewed by the public entity's chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance and (iii) its discrete financial information is available.  In future filings, we will use “operating segment” to conform to ASC 280-10-50.

We respectfully advise the Staff that when allocating resources to assist the Company in accomplishing our strategic goals, our chief operating decision maker (CODM) focuses on the profit and loss statement of the operating segment. The CODM reviews how and from where sources of revenues are generated, the cost of revenues, particularly traffic acquisition costs, and other segment operating expenses through our Adjusted EBITDA profitability metric. The CODM reviews and compares actual results, prior year results, quarterly and annual forecasts, as well as long-term objectives.

The assets of the operating segments are not a consideration of our CODM when allocating resources to the operating segments as the segments are not operating in capital intensive businesses requiring significant, unique expenditures in fixed assets for locations or equipment. The majority of the assets used by our operating segments in acquiring revenue are internally developed software with relatively short useful lives.

Note 11 – Commitments and Contingencies, page 99

10.

We note your statement that you recorded a loss for the settlement and related legal expenses of $9.2 million, net of insurance proceeds of $10.0 million in legal settlements. Please tell us whether these insurance proceeds have been received by you or if they are a gain contingency.  Please further tell us how you determined that it was appropriate to offset the amounts against your loss contingency.

We respectfully advise the Staff that all insurance proceeds related to the October 2013 securities litigation were either placed in an escrow account related to the settlement or received as of October 2014. During second quarter 2014, the Company recorded an expense and liability of $18.0 million related to this

RATE0007

settlement and an additional $1.14 million expense for related settlement legal costs. Also during second quarter, we received a commitment from our first insurer for $10.0 million, recording a receivable and crediting legal settlement expense for this amount, since the purpose of the insurance coverage was to mitigate such loss. During the third quarter, we received an additional commitment from a second insurer for $8.0 million related to coverage of this settlement, recording a receivable and crediting legal settlement expense. This created a net income amount for legal settlements in the third quarter condensed consolidated statements of comprehensive income. During the fourth quarter, the first insurer funded $8.826 million to the settlement escrow account ($10.0 million commitment, less $1.174 million legal and other fees), the Company funded $9.174 million to the settlement escrow account and subsequently in the quarter, the second insurer paid the Company $8.0 million for its commitment under the settlement. We respectfully advise the Staff that the Company also recorded $262,000 in expenses related to various other legal settlements during the year.

Executive Compensation

Long-Term Incentive Compensation, page 162

11.

Although you state that awards of performance shares are based on “Adjusted EBITDA,” you do not state what the “Adjusted EBITDA” target is, nor do you state the formula used to determine the number of performance shares awarded.  We note that Note 9 of your financial statements refers to a “performance condition” without further definition.  We presume that this is because the number of performance shares granted is dependent upon your Adjusted EBITDA during both a historical (2014) and prospective (2015) fiscal year.  Please confirm that, in future filings, you will disclose the Adjusted EBITDA target with a view to understanding how you determine the amount of each award.  See Regulation S-K Item 402(b)(1)(v).

The Company confirms that, in future filings requiring Regulation S-K Item 402 disclosure, the Company will disclose the Adjusted EBITDA target to the extent applicable to performance-based awards, subject to it determining that such disclosure is required under applicable SEC rules, including determining that such disclosure would not result in competitive harm to the Company. To the extent the Company determines not to disclose such target because doing so would result in competitive harm to the Company, the Company confirms it will discuss the difficulty or likelihood of achieving such targets in accordance with Instruction 4 to Regulation S-K Item 402(b).

RATE0008

I hereby confirm on behalf of Bankrate, Inc. that:

•	Bankrate, Inc. is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Bankrate, Inc. may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact either James R. Gilmartin,  General Counsel of the Company, or me at (917) 368-8600 if you have any questions or comments relating to the matters referenced above. Thank you for your attention to this matter.

Sincerely,

/s/ Steven D. Barnhart

Steven D. Barnhart
Chief Financial Officer
Bankrate, Inc.

cc: James R. Gilmartin, General Counsel